Exhibit 99.1

Ninetowns Wins US$800,000 Development Contract From iTowNet

BEIJING, China — January 4, 2005 — Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE) announced today that it signed a RMB6.6 million (~US$800,000) contract to develop an Integrated Origin Certificate Electronic Management System for Beijing iTowNet Cyber Technology Ltd. (“iTowNet”). iTowNet is the data exchange platform established by the State Administration for Quality Supervision and Inspection and Quarantine of the PRC (the “PRC Inspections Administration”). Ninetowns expects to recognize approximately 50% of the revenue associated with this project in 2004 and approximately 50% in 2005, as initial work on the project commenced in 2004.

An Origin Certificate is a document required by the PRC Inspections Administration to show the place of origin of goods imported into or exported from China. Depending on the import/export regulations of different countries, such Origin Certificate may allow enterprises to qualify for favorable tariffs, if applicable. Part of the PRC Inspections Administration’s responsibilities is the administration of issuance of Origin Certificates.

Mr. Shuang Wang, Chief Executive Officer of Ninetowns Digital World Trade Holdings Limited, said, “We expect our development of an Integrated Origin Certificate Electronic Management System will help further enhance the processing efficiency and accuracy of the Origin Certificate for the PRC Inspections Administration. More importantly, our latest development effort will add value to clients using our proprietary iDeclare enterprise software by helping them more easily navigate the process of applying for and obtaining Origin Certificates, while also reducing the time and cost involved.”

Commercially introduced in August 2000, Ninetowns’ iDeclare series of enterprise software products enables international trade enterprises to complete the PRC declaration process electronically over the Internet. iDeclare allows users to submit encrypted applications to the PRC Inspections Administration for examination, comment and approval online. In addition, iDeclare is capable of generating electronic documents with information inter-linking ability to efficiently replicate documents required for international trade transactions. Such documents include invoices for export, packaging forms, bills, customs clearing forms and approval forms for special goods. Currently, iDeclare has three main applications: (i) Origin Certificate processing, (ii) declaration processing and (iii) registration and permit processing.

About Ninetowns Digital World Trade Holdings Limited

Ninetowns is a PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/export process in China. Through its scalable enterprise software products, Ninetowns’ clients have the ability to automate import/export processing over the Internet, which is a more cost-effective and efficient alternative to the traditional paper-based method.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Source:        Ninetowns Digital World Trade Holdings Limited

Contacts:

Lisa Zheng
Investor Relations
Ninetowns Digital World Trade Holdings Limited
(+86-10) 6588-2256
ir@ninetowns.com

David Pasquale, EVP
The Ruth Group
+1-646-536-7006
dpasquale@theruthgroup.com